Upon notice duly given, a special meeting of shareholders for Ameritas Growth Portfolio (the "Portfolio") was held on November 10, 2005, for the purpose of voting on the merger of the Portfolio into Ameritas Income and Growth Portfolio, also a series of Calvert Variable Series, Inc. With regard to the item being voted, the merger was approved with the following votes:

Ameritas Growth Portfolio:

Affirmative:	1,576,092.940
Against:	0
Abstain:	0